Exhibit 21.1
Subsidiaries of BETA Technologies, Inc.
(as of December 31, 2025)

Subsidiary Name	State or Country of Incorporation
VeTOL, LLC	Delaware
Kirby Cottages, LLC	Vermont
Beta Technologies International, Inc.	Delaware
Beta Government, Inc.	Delaware
Beta Fleet, LLC Beta Air LLC	Delaware Delaware
Aerospace Exploration Enterprises Corporation	Delaware
Beta Technologies Aerospace Ireland Ltd.	Ireland
Beta Aero Canada ULC	BC Canada
Beta Technologies International A	UAE